EXHIBIT 99.1

RADA Announces Pricing of Public Offering of Ordinary Shares

NETANYA, Israel – January 8, 2020 – RADA Electronic Industries Ltd. (“RADA”) (NASDAQ: RADA), a global defense technology company, today announced the pricing of its underwritten public offering of 4,190,480 of its ordinary shares at a price to the public of $5.25 per share. In addition, RADA has granted the underwriters of the offering a 30-day option to purchase up to an additional 628,572 of its ordinary shares to cover overallotments, if any. The offering is subject to customary closing conditions and is expected to close on January 10, 2020.

Net proceeds from the offering are expected to be approximately $20.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by RADA, but excluding any exercise of the underwriters’ option to purchase additional ordinary shares. RADA intends to use the net proceeds from this offering for general corporate purposes.

Canaccord Genuity LLC is acting as the sole bookrunning manager of the offering. A.G.P./Alliance Global Partners is acting as the co-manager of the offering.

The offering is being made pursuant to an effective shelf registration statement (File No. 333-226845) declared effective by the Securities and Exchange Commission on August 21, 2018. A prospectus supplement and accompanying base prospectus relating to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from the Securities and Exchange Commission at http://www.sec.gov, or from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@cgf.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995, including statements regarding RADA’s expectations with respect to its proposed offering, the anticipated net proceeds from the offering and its intended use of proceeds from the offering. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed public offering, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in  RADA’s Annual Report on Form 20-F for the year ended December 31, 2018, and other filings with the Securities and Exchange Commission.